EXHIBIT 21.1

MWI Veterinary Supply, Inc.
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation/Organization
MWI Veterinary Supply Co.	Idaho
Memorial Pet Care, Inc.	Idaho
Securos Europe, GmbH	Germany
Centaur Services Limited	United Kingdom
MWI Supply (UK Holdings) Limited	United Kingdom
MWI Supply (UK) Limited	United Kingdom
MWI Supply (UK Acquisition) Limited	United Kingdom
Labpak Limited	United Kingdom
Somervet Limited	United Kingdom